UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Compugen Ltd.

On December 18, 2014, Compugen Ltd. (the “Company”) issued a press release announcing that the Company has entered an Immuno-Oncology research collaboration with Johns Hopkins University

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-185910 and 333-198368.

Exhibits

Exhibit
Number	Description of Exhibit

99.1	Press Release, dated December 18, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: December 18, 2014	By:	/s/ Ari Krashin
Ari Krashin CFO